# TABLE OF CONTENTS

**SECURITIES AND EXCHANGE COMMISSION**

**Washington D.C. 20549**

**FORM 8-K**
**CURRENT REPORT**

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 28, 2000

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

| OHIO | 1-8944 | 34-1464672 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 1100 Superior Avenue, Cleveland, Ohio | 44114 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

**ITEM 5. Other Events.**

     Cleveland-Cliffs Inc published a News Release on August 28, 2000 with respect to Cleveland-Cliffs Inc and Lurgi intention to proceed with Trinidad HBI Plant.

**ITEM 7. Financial Statements and Exhibits.**

| (a) | Financial Statements of Business Acquired: None |
| (b) | Pro Forma Financial Information: None |
| (c) | Exhibits: |

| Exhibit Number | Exhibit | |
| --- | --- | --- |
| 99 (a) | Cleveland-Cliffs Inc News Release, published on August 28, 2000, captioned Cleveland-Cliffs Inc and Lurgi to Proceed With Trinidad HBI Plant. | Filed Herewith |


**SIGNATURE**


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                        **CLEVELAND-CLIFFS INC**

By:   /s/ C. B. Bezik
       Name: C. B. Bezik
       Title: Senior Vice President-Finance

Dated: August 30, 2000

## INDEX TO EXHIBITS

| Exhibit Number | Exhibit | |
|---|---|---|
| 99 (a) | Cleveland-Cliffs Inc News Release, published on August 28, 2000, captioned Cleveland-Cliffs Inc and Lurgi to Proceed With Trinidad HBI Plant | Filed Herewith |

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